

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 8, 2017

<u>Via E-Mail</u>
Hui Liu Ping
President
Arcom
Yanggu'ao Town, Lei Feng Village, Unit 4, No. 20
Hunan Province, Longhui County 422200
China

> **Re:** **Arcom**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 13, 2017**
> **File No. 333-215459**

Dear Ms. Ping:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. You appear to be a shell company as that term is defined in Securities Act Rule 405 of Regulation C. In this regard, we note that you have nominal operations, nominal assets and no revenues to date. Please revise your cover page to disclose that you are a shell company and add a risk factor that highlights the consequences of shell company status or otherwise provide us with a detailed legal analysis explaining why you are not a shell company.

3. Your filing indicates that you are a development stage company with limited operating activities, no revenues, no arrangements for additional financing and nominal assets consisting of cash. These and other facts suggest that your proposed business is commensurate in scope with the uncertainty ordinarily associated with a blank check company and that you should comply with Rule 419 of Regulation C under the Securities Act. Please revise the registration statement to comply with Rule 419, or provide us a detailed legal analysis which explains why Rule 419 does not apply to this offering, and state prominently on the cover page of the prospectus that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

4. We note that this amendment was filed only in marked form. Please ensure that your next amendment includes a clean copy, which is not marked to show changes, and a marked copy that does indicate the changes you have made.

Front Cover Page of Prospectus

5. Please include the total amount of proceeds you may receive from this offering on the prospectus cover page. See Item 501(b)(3) of Regulation S-K.

6. Please highlight the cross reference to the risk factors section by prominent type or in another manner. See Item 501(b)(5) of Regulation S-K.

Prospectus Summary, page 5

7. Please remove the disclosure that advises investors that information is accurate only as of the date of the prospectus regardless of the time of delivery of the prospectus or any sale of the common stock. This statement may suggest to investors that you are not responsible for omissions of material facts necessary to make your statements not misleading at the time of sale or contract of sale.

Emerging Growth Company, page 8

Implications of being an emerging growth company - the JOBS Act, page 8

8. We note that on page 8, you have irrevocably opted out of the extended transition period for complying with new and revised accounting standards, but on page 14 you indicate that you are choosing to take advantage of the extended transition period and your financial statements may not be comparable to those of companies that comply with public company effective dates. Please reconcile these inconsistencies.

Risk Factors, page 9

9.   Please add a risk factor disclosing that your auditor has issued a going concern opinion on your audited financial statements.

Plan of Distribution, page 20

10. Please provide sufficient disclosure on the manner in which the securities will be offered. For example, indicate whether investors will be solicited through direct mailings, exclusively through personal contact, or investment meetings. Please provide us copies of any materials that you intend to use to solicit investors.

Business, page 22

General

11. We note that you are a Nevada corporation that plans to operate in China. Please include a discussion of the regulatory approval process in China, including anticipated hurdles, if any, and the estimated timeline for approval.   In addition, please address whether you expect to be required to register or amend any prior registration under the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises, consider including discussion in your risk factor section, as necessary. Please advise whether you have obtained opinion from PRC counsel regarding your compliance with PRC regulations.

Interest of Named Auditor and Counsel, page 23

12. Please also identify Thayer O'Neal Company LLC as an expert, since they audited your financial statements for the period from inception (September 26, 2016) to October 31, 2016. Refer to Item 509 of Regulation S-K.

Corporate History, page 23

13. Please clearly describe the equipment you purchased from Hangzhou Friever Imp & Exp Co., Ltd.

Equipment and Raw Materials, page 24

14. Please disclose the sources and availability of raw materials. See Item 101(h)(4)(v) of Regulation S-K.

Operational Plan, page 24

15. We note your disclosure that your agreement with Dong Clothing Co., Ltd. allows you to renew the agreement for two additional one year terms at your discretion and is open to being renewed further should you prove to be successful. It does not appear that these renewal terms are reflected in your agreement filed as Exhibit 10.2. Please advise. Also, please disclose here and on page 26 the material terms of your agreement including the $500 minimum purchase order per your existing agreement.

16. Please clarify whether you intend to produce your products in China or the United States. Please also describe the market(s) that you intend to sell your products. See Item 101(h)(4)(i) of Regulation S-K.

Employees and Employment Agreements, page 27

17. We note your disclosure here that you have no employees. However, one page 32 you state that Ms. Ping is your only employee. Please reconcile these inconsistencies.

Plan of Operations, page 29

18. Please significantly revise the Plan of Operation to describe with specificity your plan for the next twelve months. Provide more detail regarding your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, and the categories of expenditures for your anticipated operations. Please discuss the likely alternatives for satisfying your capital needs.

19. We note disclosure throughout the registration statement that your sole director and officer loaned you $3,100. Please disclose here and on page 34, if true, that the $3,100 was pursuant to the $40,000 loan agreement filed as Exhibit 10.3.

Directors, Executive Officers, Promoters and Control Persons, page 31

20. Please revise Ms. Ping's business experience to include all business experience during the past five years, including the dates of employment. Please also disclose the principal business of any corporation or other organization by which Ms. Ping was previously employed in the past five years. We refer you to Item 401(e)(1). Also, please clearly disclose the nature of the work and responsibilities Ms. Ping has had the five years she has worked in the fashion industry.

Financial Statements

Statement of Operations, page F-4

21. You indicate that your weighted average number of basic and diluted shares outstanding was 49,315. Given that your issuance 3,000,000 shares on October 26, 2016, please tell us how you calculated your weighted average number of shares for the period from September 26, 2016 (Inception) to October 31, 2016. Please advise or revise accordingly.

Note 4 – Loan from Director, page F-9

22. You disclose that during the period from July 29, 2016 (inception) through October 31, 2016, your sole director has loaned you $3,100. On page 5 and throughout your filing, you disclose that your inception date was September 26, 2016. Please revise your disclosure accordingly.

Exhibit 3.2

23. We note that Sections 1.1 and 3.1 reference "Exhibit A". Please file your complete bylaws including Exhibit A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or, in his absence, John Cash, Accounting Branch Chief at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or, in her absence, Asia Timmons-Pierce, Staff Attorney at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela Long
Assistant Director
Office of Manufacturing and
Construction